SECURITIES AND EXCHANGE COMMISSION
             "Washington, D.C. 20549"

                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
               (Amendment No. 1 )*

             "Name of Issuer:  Musicland Stores, Inc."

             "     Title of Class of Securities:   Common Stock, Par $.01"

                   CUSIP Number:  41-1623376


Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 41-1623 37 6                  13G


   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Firstar Investment Research & Management Company
             39-1357350
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) [   ]
             (b) [ X ]

   3.  SEC USE ONLY


   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

             State of organization:  Wisconsin

             NUMBER OF       5.  SOLE VOTING POWER

             "SHARES           627,100"

       BENEFICIALLY  6.  SHARED VOTING POWER

             OWNED BY                  629,800

               EACH  7.  SOLE DISPOSITIVE POWER

             "REPORTING                708,400"

              PERSON 8.  SHARED DISPOSITIVE POWER

               WITH            629,800


   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           "         1,338,200Shares"

   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             [  ]

   11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      3.90%

   12. TYPE OF REPORTING PERSON*

             HC


   Item 1(a).   Name of Issuer:


             "Musicland Stores, Inc."

   Item 1(b).   Address of Issuer's Principal Executive Offices:

             10400 Yellow Circle Drive
             "Minnetonka Mn  55343"


   Item 2(a).   Name of Person Filing:

             Firstar Investment Research & Management Company


"   Item 2(b).   Address of Principal Business Office or, if none,"
                    Residence:

             777 E. Wisconsin Avenue
             "Milwaukee, Wisconsin  53202"


   Item 2(c).   Citizenship:

             State of organization:  Wisconsin


   Item 2(d).   Title of Class of Securities:

             "Common Stock, Par $.01"


   Item 2(e).   CUSIP Number:

             62758B 10 9


"   Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or "
             "13d-2(b), check whether the person filing is a:"

  (a)     [ ]     Broker or Dealer registered under section 15 of the Act

  (b)     [ ]     Bank as defined in section 3(a)(6) of the Act

  (c)     [ ]     Insurance Company as defined in section 3(a)(19) of the
             Act

  (d)     [ ]     Investment Company registered under section 8 of the
             Investment Company Act

  (e)     [X]     Investment Adviser registered under section 203 of the
             Investment Advisers Act of 1940

   (f)     [ ]     Employee Benefit Plan, Pension Fund which is subject to
             the provisions of the Employee Retirement Income
             Security Act of 1974 or Endowment Fund; see
              240.13d-1(b)(1)(ii)(F)

  (g)     [ ]     Parent Holding Company, in accordance with
                   240.13d-1(b)(ii)(G) (Note: See Item 7)

  (h)     [ ]     Group, in accordance with 240.13d-1(b)(1)(ii)(H)



   Item 4.      Ownership:

           " (a)     Amount Beneficially Owned as of December 31, 1994:"

           "         1,338,200shares"

             (b)     Percent of Class:

                         3.90%

             (c)     Number of Shares as to which such person has:

             (i)     sole power to vote or to direct the vote:

                            "  627,100shares"

             (ii)    shared power to vote or to direct the vote:

                               629,800shares

                  (iii)      sole power to dispose or to direct the
                disposition of:

                            "  708,400shares"

             (iv)    shared power to dispose or to direct the
                disposition of:

                               629,800shares


   Item 5.      Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.


             Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.


             None


 Item 7. Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on By the Parent Holding Company.


   Item 8.      Identification and Classification of Members of the Group.


             Not Applicable



   Item 9.      Notice of Dissolution of Group.


                    Not Applicable



   Item 10.     Certification.


     "By signing below I certify that, to the best of my knowledge and " "belief,the securities referred to above were acquired in the ordinary course" of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


              Signature.

   "After reasonable inquiry and to the best of my knowledge and belief, I " "certify that the information set forth in this statement is true,complete and "correct.




"   Date:  February 14, 1995"

FIRSTAR INVESTMENT RESEARCH & MANAGEMENT COMPANY



   By: /S/ Ronald L. Lewis



   Name/Title:  Ronald L. Lewis
             Vice President and Secretary



   Exhibit to Item 7:   Identification and Classification of Subsidiaries

             "Firstar Bank Madison, N.A.                      - BK"
             Firstar Corporation of Iowa
             "Firstar Bank Cedar Rapids, N.A.                 - BK"
             Firstar Trust Company                           - BK
             Firstar Investment Research and
             Management Company                      - IA